UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 26, 2012
Item 3	News Release The news release dated June 26, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on June 26, 2012.
Item 4	Summary of Material Change Pretium Resources Inc. (the “Company”) reported initial results from the second phase of drilling at its high-grade gold Brucejack Project in northern British Columbia.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

The Company reported initial results from the second phase of drilling at its high-grade gold Brucejack Project in northern British Columbia, where bonanza-grade gold continues to be intersected in the Valley of the Kings.  (See Table 1 below for assays.)

Selected highlights from the Valley of the Kings include:

• Hole SU-376 intersected 6,142 grams of gold per tonne uncut over 0.65 meters (179 ounces gold per ton over 2.1 feet); and

• Hole SU-349 intersected 5,240 grams of gold per tonne uncut over 0.5 meters (161 ounces gold per ton over 1.6 feet).

The bonanza-grade intercept from hole SU-376 noted above was intersected approximately 78 meters down-hole in the central corridor of the Valley of the Kings, and is part of the same high- grade chute as the bonanza-grade intersection in hole SU-115 of 18,755 grams per tonne gold uncut over 0.6 meters.  The bonanza-grade intercept from step-out hole SU-349 noted above was intersected approximately 5 meters from surface in the northwest area of Valley of the Kings.

Step-out hole SU-378, which includes an interval grading 93.1 grams per tonne gold over 1.5 meters within a longer interval grading 25.3 grams per tonne gold over 6.0 meters, has extended the Valley of the Kings 50 meters east. The Valley of the Kings has now been traced for 500 meters along trend and remains open to the east and at depth.

The second phase of drilling at Brucejack is focused on high-grade definition drilling of the shallow high-grade resources at the Valley of the Kings, as well as testing extensions of the Valley of the Kings and other high-grade zones.

Table 1: Selected Brucejack Project Drill Results, June 2012 (SU-349 to SU-378)(1,3)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS
SU-349	6258199N 426426E	-50/180		5.4	5.9	0.5	5,240	2,810
				111.12	111.62	0.5	457.00	303.00
				313.05	313.55	0.5	93.20	85.00
SU-350	6257801N 426300E	-55/360		138.0	143.5	5.5	50.40	90.60	1 Gold sample cut
				138.0	143.5	5.5	85.74	90.64	uncut
			incl	139.05	139.55	0.5	889.00	853.00
				190.0	193.83	3.83	63.56	140.07
			incl	193.33	193.83	0.5	231.00	467.00
				229.12	229.62	0.5	418.00	334.00
				320.0	320.5	0.5	414.00	211.00
				390.21	390.71	0.5	509.00	153.00
SU-352	6258030N 426600E	-45/180		340.5	345	4.5	10.23	24.20
				363.1	365.12	2.02	7.58	56.35
				375.0	379.5	4.5	6.05	26.20
SU-356	6258020N 426400E	-50/360		185.36	190.0	4.64	4.07	44.66
SU-357	6257810N 426400E	-45/360		193.0	197.5	4.5	7.93	23.20
				429.48	429.98	0.5	314.00	208.00
				464.46	467.5	3.04	18.95	18.07
SU-358	6257990N 426445E	-50/180		38.5	40.0	1.5	72.90	48.50
SU-359	6258229N 426600E	-45/180		111	112.5	1.5	10.20	7.10
				345.72	369.5	23.78	25.65	24.37
			incl	345.72	346.22	0.5	434.0	298.00
			incl	368	369.5	1.5	250.00	118.00
				439.5	441.0	1.5	11.60	30.80
SU-360	6258259N 426425E	-50/180		36.5	38.0	1.5	9.80	24.80
				320.5	322.0	1.5	17.75	10.00
				427.5	429.0	1.5	34.00	11.40
				511.5	513.0	1.5	36.70	25.10
SU-361	6258072N 426625E	-50/360		288.0	289.5	1.5	8.55	24.40
SU-364	6257827N 426375E	-55/360		482.0	494.0	12.0	7.00	8.17
			incl	482.0	483.89	1.89	27.60	19.60
			incl	492.6	494.0	1.4	18.30	16.20
SU-365	6257985N 426422E	-45/180		122.33	123.1	0.77	43.40	34.00
SU-369	6257990N 426387E	-45/178		148.24	150.3	2.06	4.71	156.92
				162.5	164	1.5	9.91	4.50
SU-371	6258015N 426422E	-50/180		35.59	36.1	0.51	12.45	7.60

SU-374	6257955N 426362E	-50/358		164.0	165.48	1.48	15.45	10.30
				286.15	286.65	0.5	436.00	131.00

SU-376	6258000N 426387E	-50/178		77.68	80.0	2.32	150.60	265.40	1 Gold sample cut
			incl	77.68	78.33	0.65	6,142.2	881.00	uncut
SU-378	6258090N 426730E	-45/180		163.5	169.5	6.0	25.29	13.00
			incl	168.0	169.5	1.5	93.10	25.50
(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 500 g/t were cut to 500 g/t.
(3)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

To date, a total of 44,200 meters of drilling in 131 holes has been completed for both phase one and phase two of the 2012 Brucejack Exploration Program.

Assay results for completed drilling will be reported as they are received over the course of the 2012 drilling season.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of June, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer